Filed by Hyseq, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

Contacts:
Nicole Estrin
Hyseq Pharmaceuticals, Inc./VARIAGENICS, Inc.
Manager of Corporate Communications & IR
408-746-4572
nestrin@hyseq.com

Lilian Stern
Investor Relations
212-362-1200
lilian@sternir.com

HYSEQ AND VARIAGENICS ADVANCING TOWARD COMPLETION OF MERGER
—Shareholder meetings set for January 28, 2003—

SUNNYVALE, CA and CAMBRIDGE, MA, December 19, 2002 /PRNewswire/ — Hyseq Pharmaceuticals, Inc. (Nasdaq: HYSQ) and VARIAGENICS, Inc. (Nasdaq: VGNX) today announced that they have set a date for their respective shareholder meetings on January 28, 2003, to approve the merger agreement announced on November 11, 2002.

On December 16, 2002, the Securities and Exchange Commission declared effective Hyseq and VARIAGENICS’ Form S-4 registration statements filed in connection with the proposed merger. The joint proxy statement/prospectus is currently being mailed to the respective shareholders of Hyseq and VARIAGENICS. The merger is expected to be completed promptly following approval by the shareholders of each company.

An integration team consisting of senior management from both Hyseq and VARIAGENICS is currently engaged in the assessment of all programs and is in the process of making recommendations regarding the potential value and future resourcing requirements for each program.

In anticipation of the close of the merger, Hyseq and VARIAGENICS have begun to take steps to align with the stated goals of the combined company. As part of this process Hyseq has recently restructured its operations, resulting in a reduced staff of approximately 65 employees who will be headquartered in Sunnyvale, CA and will continue to execute upon its stated biopharmaceutical product development strategy.

Shareholder Meeting Details
Hyseq will hold its shareholder meeting on Tuesday January 28, 2003 at 9:00 a.m. (Pacific Time) at 675 Almanor Avenue, Sunnyvale, CA 94085. VARIAGENICS will hold its shareholder meeting on Tuesday, January 28, 2003 at 9:00 a.m. (Eastern Time) at

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at One Financial Center, Boston, MA, 02111.

Additional Information
In connection with the proposed merger, Hyseq and VARIAGENICS have filed a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AS IT CONTAINS IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY HYSEQ AND VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE FROM HYSEQ AND VARIAGENICS BY CALLING THE CONTACTS LISTED AT THE BEGINNING OF THE RELEASE.

Hyseq, VARIAGENICS and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Hyseq’s stockholders in connection with the proposed merger is set forth in Hyseq’s proxy statement for its 2002 annual meeting of stockholders, dated June 28, 2002 and filed with the SEC on June 13, 2002. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of VARIAGENICS’ stockholders in connection with the proposed merger is set forth in VARIAGENICS’ proxy statement for its 2002 annual meeting, dated April 30, 2002 and filed with the SEC on April 29, 2002. Additional information is set forth in the joint proxy statement/prospectus.

About Hyseq
Hyseq Pharmaceuticals, Inc. is engaged in research and development of novel biopharmaceutical products from its collection of proprietary genes discovered using its high-throughput screening-by-hybridization platform. This platform provided a significant advantage in discovering novel, rarely-expressed genes, and assembly of one of the most important proprietary databases of full-length human gene sequences. Hyseq intends to further elucidate the physiological roles of its proprietary novel genes. Hyseq’s database includes genes which encode a number of therapeutically important classes of molecules including chemokines, growth factors, stem cell factors, interferons, integrins, proteases, hormones, receptors, and other potential protein therapeutics or drug targets.

Information about Hyseq is available at www.hyseq.com or by phoning 408-524-8100.

About VARIAGENICS
VARIAGENICS, INC. develops molecular diagnostic tests by identifying genetic markers associated with response to cancer therapies, with the goal of optimizing patient care. The Company analyzes genetic variation, including single nucleotide polymorphisms (SNPs), haplotypes, loss of heterozygosity, and expression levels in normal and tumor cells. VARIAGENICS is developing molecular diagnostic tests through both biopharmaceutical collaborations and its own internal research programs.

For more information, please visit the Company’s Web site at www.VARIAGENICS.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “expect,” “anticipate,” “should,” “may,” “estimate,” “goals,” and “potential,” among others. These statements, including statements about the proposed merger, the reasons for timing of and benefits of the proposed merger, and future financial and operating goals and results, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, Hyseq’s or VARIAGENICS’ inability to satisfy the closing conditions of the merger, risk that the two companies’ businesses will not be integrated successfully, costs related to the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with VARIAGENICS’ technology, the combined company’s ability to protect its proprietary technologies, risk of new, changing and competitive technologies, and regulations in the U.S. and internationally, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company’s businesses generally as set forth in Hyseq’s and VARIAGENICS’ filings with the SEC, including their annual reports on Form 10-K for the fiscal years ended 2001, their most recent quarterly reports on Form10-Q, their current reports on Form 8-K and the joint proxy statement/prospectus filed in connection with the merger. Hyseq and VARIAGENICS each expressly disclaim any duty to update information contained herein.

###